Exhibit 99.10
2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. 33 (1) 47 44 37 76
Patricia MARIE
Tel. 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49
Bertille ARON
Tel 33 (1) 47 44 67 12
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
Burkhard REUSS
Tel. : 33 (1) 47 44 21 19
TOTAL S.A.
Capital 6 062 233 950 euros
542 051 180 R.C.S. Nanterre
www.total.com
Total Sells Power Generation Assets in Argentina
Paris, November 11, 2006 — Total announces today that it has signed agreements to sell its power generation interests in Argentina.
Since 2001, Total has held a 63.9% interest in Central Puerto S.A., one of Argentina’s leading thermal power generators with rated capacity of 2,165 MW, and a 41.3% interest in Hidroélectrica Piedra de Águila, with a 1,400 MW hydroelectric plant in Neuquén province.
Leveraging its position as Argentina’s second-ranked gas operator, Total will now focus on exploration and production. Present in the country since 1978, the Group operates fields in Terra del Fuego and the Neuquén region, with equity output of 74,000 barrels of oil equivalent per day in 2005. Total also has interests in pipeline networks serving markets in Argentina and adjoining countries and is active in liquefied petroleum gas and lubricant marketing, as well as chemicals.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 95,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com